

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Stephen M. Muniz
General Counsel
PureTech Health plc
20 Farringdon Street, 8th Floor
London, EC4A 4AB, United Kingdom

> **Re:** **PureTech Health plc**
> **Form 20FR12B**
> **Exhibit Nos. 10.7, 10.8, 10.10, 10.12-10.29**
> **Filed October 27, 2020**
> **File No. 377-03581**

Dear Mr. Muniz:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance